(Translation)

File No. 82-34816
February 8, 2005

Dear Sirs,

Name of Company: Nissho Inter Life Co., Ltd.
Name of Representative: Katsuhide Yuasa,
President and Representative Director
(JASDAQ Code No. 1986)
Further Inquiry: Tatsuyoshi Tadano,
General Manager of Finance Division
(TEL: 03-3810-7111)



Notice of Change of Representative

Notice is hereby given that Nissho Inter Life Co., Ltd. (the "Company"), at its Board of Directors held on February 8, 2005, resolved to change its representative, as described below:

Description

New Title	Name	Former Title
Chairman, President and Representative Director	Tooru Katamoto	Chairman and Representative Director
Director	Katsuhide Yuasa	President and Representative Director

1. **Reason for the Change**

The Company has made such personnel change with the aim of achieving synergistic effects of the Sega Sammy Group and speeding up management decision-making, as a group member.

2. **Profile of New Representative**

March 1978	Joined Sammy Corporation
March 1989	Director and General Manager of Material Department of Sammy Corporation
April 1997	Managing Director and General Manager of SP Sales Division of Sammy Corporation
June 1999	Senior Managing Director and General Manager of SP Sales Division of Sammy Corporation
June 2003	Director of the JOYCO SYSTEMS CORPORATION (current)
April 2004	President and Representative Director of Sammy Design Co., Ltd. (current)
June 2004	Vice Chairman and Representative Director of Sammy Corporation (current)
Sept. 2004	Chairman and Representative Director of Nissho Inter Life Co., Ltd. (current)

3. **Scheduled Date for Assumption of Office**

March 21, 2005

- END -

2. Profile of New Representative Director

Name:	Tooru Katamoto	
Place of Birth:	Ehime-ken, Japan	
Date of Birth:	September 10, 1946	
Education:	1962	Graduated from Mutsuki Junior High School, Nakajima-cho, Ehime-ken
Career History:	March 1978	Joined Sammy Corporation
	March 1989	Director and General Manager of Material Department of Sammy Corporation
	May 1995	Director and General Manager of SP Sales Division of Sammy Corporation
	April 1997	Managing Director and General Manager of SP Sales Division of Sammy Corporation
	June 1999	Senior Managing Director and General Manager of SP Sales Division of Sammy Corporation
	June 2004	Vice Chairman and Representative Director of Sammy Corporation (current)
	Sept. 2004	Chairman and Representative Director of Nissho Inter Life Co., Ltd. (current)

- END -

(Translation)

File No. 82-34816
March 8, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

<u>Notice of Change of Subsidiary (Acquisition)</u>

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORTION, a subsidiary of the Company, at the meetings of their respective Boards of Directors held on March 8, 2005, resolved that SEGA EUROPE LTD., a company of Sega Sammy Group, should acquire all of the issued shares of The Creative Assembly Ltd. to make it its subsidiary, as described below:

Description

1. Reason for the acquisition of the shares:

The market conditions of the consumer business, which Sega Sammy Group regards as one of its core businesses, have expanded rapidly in North America and Europe, while the Japanese market has seen sluggish growth. Hence, for our business development in the future, the North American and European markets have been growing in importance. Under these circumstances, Sega Sammy Group is promoting the concentration of its resources on growth areas in its consumer business, relocation of its development resources for better productivity and unification of its development and marketing strategies.

The Creative Assembly Ltd. has shown good results and has an established brand identity by setting out PC title "Total War" series, which was a million-seller in both North America and Europe. By acquiring the shares of The Creative Assembly Ltd., Sega Sammy Group will be able to obtain a competitive title and a strong brand in the North American and European markets, whereby expanding a line of products and increasing sales volumes dramatically. Furthermore, we believe that we will be able to make good use of the development engines possessed by The Creative Assembly Ltd. to develop other titles, as well as develop new titles for use of a next-generation platform.

2. Outline of the prospective subsidiary:

(1) Trade name: The Creative Assembly Ltd.

5. Schedule:

March 8, 2005	Resolution of the Board of Directors
March 8, 2005	Conclusion of a contract for the transfer of the shares (expected)
March ●, 2005	Date of delivery of share certificates (expected)

6. Future outlook:

The acquisition of the shares will have no significant effect on the business results for the year ending March 31, 2005.

- END -

(Translation) **File No. 82-34816**

March 31, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Organizational Change

Notice is hereby given that in accordance with the resolution adopted at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held on March 31, 2005, an organizational change will be implemented as of April 1, 2005, as described below:

Description

1. Purpose of the organizational change:

With the aim of further improving operational efficiencies, strengthening the organizational system and leveraging the administrative system of the whole Group in the process of sustaining a medium- and long-term growth of the Group in the future, the Company will implement an organizational change.

2. Content of the organizational change:

(1) Functions of the Divisions:

With the aim of organizing the scope of executive responsibilities of Executive Officers and defining their responsibilities more clearly, the Company will newly establish a "President Office" and an "Administration Division".

(2) Departments and Offices:

With the aim of fulfilling its social responsibilities proactively, such as the improvement of the ethical standards and codes of conduct of the Company and the Group and the establishment of a system of compliance with law including a check

system of the whole Group, the Company will newly establish a "CSR Promotion Department".

3. Organization chart after the change:



CSR Promotion Department
Secretary Office
President Office
Business Planning Department
Public Relations Department
Investor Relations Department
Administration Division
Accounting & Finance Department
General Affairs Department
Legal & Compliance Department

- END -

(Translation) **File No. 82-34816**

March 31, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Changes of Our Subsidiary (Sammy Corporation)

Notice is hereby given that in accordance with the resolution adopted at the meeting of the board of directors of Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), held on March 31, 2005, personnel changes have been implemented, as described below:

Description

1. Personnel changes:

(as of March 31, 2005)

New Title	Name	Former Title
Retiring as Executive Officer	Yoshitaka Kawamura	Executive Officer

* Mr. Kawamura is expected to assume the offices of President and Representative Director of Sammy Golf Entertainment Co., Ltd. and Wave Master Co., Ltd., both of which will become consolidated subsidiaries of the Company as of April 1, 2005, as of the same date.

(as of April 1, 2005)

New Title	Name	Former Title
Senior Managing Director	Tadashi Ishida	-
Managing Director, Division Manager of Sales Division, General Manager of Business Planning Office and Business Promotion Department	Katsuya Kondo	Managing Director, Division Manager of SP Sales Division, General Manager of Business Planning Office, Sales Promotion Department and Business Promotion Department

New Title	Name	Former Title
Director (part time) and Senior Managing Director of SEGA SAMMY HOLDINGS INC.	Keishi Nakayama	Senior Managing Director of SEGA SAMMY HOLDINGS INC.
Executive Officer and Division Manager of SC Research & Development Division	Rikiya Nakagawa	Executive Officer, Division Manager of Media Development Division and General Manager of Software R&D Department 1 and AM Research & Development Department

- END -